May 19, 2008

Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn. Mark Kronforst

Re:	eRoomSystem Technologies, Inc. (the “Company”) Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Filed March 13, 2008 - File No. 000-31037

Dear Mr. Kronforst:

The Company hereby responds to your comment, regarding the Company’s response letter dated April 30, 2008 in connection with the above-referenced filing (the “10-KSB/A”). For convenience of reference, the text of your comment appears below.

Comment: Please tell us how you consider the requirements of Item 4.02(a) of Form 8-K. If you are not planning to file an 8-K, explain why.

Response: After considering the requirements of Item 4.02(a) of Form 8-K, the Company determined not to file an 8-K to report the restatement of its previously issued consolidated 2007 and 2006 financial statements (the “Restatement”). Pursuant to General Instruction B.3 of Form 8-K, a report on Form 8-K is not required if substantially the same disclosure that would be required by Form 8-K has already been reported. We believe that the 10-KSB/A included, in the explanatory note that appears on page 1, substantially the same disclosure that would be required by Form 8-K with respect to the Restatement.

The audit committee of the Company’s board of directors determined, on April 28, 2008 and after consultation with the Company’s independent accountant, that the Company’s 2007 and 2006 financial statements should no longer be relied upon. This determination reflects the audit committee’s recognition of the diminished liquidity of auction rate securities as a result of recent auction failures. The classification of auction rate securities as current assets on the Company’s 2007 and 2006 year-end balance sheets, and the treatment of those assets in the Company’s cash flow presentations, lead to the audit committee’s determination that the Restatement was necessary. The 10-KSB/A was filed on April 30, 2008, within four business days of the audit committee’s determination. Accordingly, we believe that the Company satisfied its reporting obligation under Item 4.02(a) of Form 8-K by filing the 10-KSB/A.

Mark Kronfurst Securities and Exchange Commission May 19, 2008	Page 2 of 2

If you disagree with the forgoing or have any further comments please advise the Company’s counsel, David Lubin, Esq. at (516) 887-8200.

Very truly yours,

David A. Gestetner
President, CEO, Secretary and Chairman
eRoomSystem Technologies, Inc.

cc: David Lubin, Esq.